Exhibit 4.3

Anheuser-Busch InBev SA/NV

Stock Options Plan - Stock Options Grant of 18 December 2009

Terms and Conditions

1	Definitions

When used in this document, the following terms shall have the meaning ascribed to them as indicated below, unless expressly indicated otherwise:

Acceptance Process	the process whereby the Eligible Employee confirms that he/she accepts all or part of the Options or refuses the Options;

ADS	an American Depositary Share issued under the deposit agreement with the Bank of New York Mellon (or any successor thereof) traded on the New York Stock Exchange (ISIN: US03524A1088) and representing one share or the right to receive one Share of Anheuser-Busch InBev;

Anheuser-Busch InBev	Anheuser-Busch InBev SA/NV, with its registered office at Grand Place 1, B-1000 Brussels, Belgium;

Banking Day	any day other than a Saturday, a Sunday or a public holiday in Belgium or in the United States, on which banks in Belgium and in the United States are open for business;

Board of Directors	the Board of Directors of Anheuser-Busch InBev;

Code	the US Internal Revenue Code of 1986, as amended;

Code of Dealing	the Anheuser-Busch InBev Dealing Code, as amended from time to time;

Committee	the Compensation and Nominating Committee of Anheuser-Busch InBev;

Data Controller	Anheuser-Busch InBev;

Data Processor	any third party designated by the Data Controller to process Personal Data on behalf of the Data Controller in accordance with Section 20 for the implementation, administration and management of the Plan and the Options register in electronic form;

Dismissal for Serious Cause	dismissal for serious cause as determined by the Chief People Officer in charge of the North America zone of Anheuser-Busch InBev (or other designee of the Chief People & Technology Officer of Anheuser-Busch InBev) in his sole discretion;

Divestiture	a situation whereby (i) the employing Anheuser-Busch InBev subsidiary of a Participant is no longer a subsidiary of Anheuser-Busch InBev (within the meaning of Article 6 of the Belgian Companies Code) following the sale of shares in the said Anheuser-Busch InBev subsidiary or (ii) a Participant’s employment is transferred to a third party by the employing Anheuser-Busch InBev subsidiary as a result of a sale of assets of any business operation owned by the employing Anheuser-Busch InBev subsidiary;

Eligible Employee	an employee of Anheuser-Busch InBev or its subsidiaries (within the meaning of Article 6 of the Belgian Companies Code) who received an Offer Letter;

Exercise Period	the period starting on 1 November 2014 and ending on 31 October 2019 (inclusive);

Exercise Price	the price per Option in Euros that a Participant must pay for the Exercise of his/her Options, which is equal to the opening price of the Shares on Euronext Brussels on 18 December 2009, as set out in the Offer Letter;

Expiry Date	31 October 2019;

Fair Market Value	on a particular date shall be (i) the opening sale price per Share during normal trading hours on the national securities exchange on which the Share is principally traded for such date or the last preceding date on which there was a sale of such Share on such exchange or (ii) if the Shares are then traded in an over-the-counter market, the average of the closing bid and asked prices for the Shares during normal trading hours in such over-the-counter market for such date or the last preceding date on which there was a sale of such Shares in such market, or (iii) if the Shares are not then listed on a national securities exchange or traded in an over-the-counter market, such value as the Committee, in its sole discretion, shall determine;

Incentive Stock Option (“ISO”)	an Option that is intended to qualify for special federal income tax treatment pursuant to Sections 421 and 422 of the Code (or a successor provision thereof) and which is so designated in the applicable Offer Letter. Under no circumstances shall any Option that is not specifically designated as an Incentive Stock Option be considered an Incentive Stock Option;

Leave of Absence	a leave of absence authorised by the Participant’s employer for any reason;

Non-Qualified Stock Option (“NQSO”)	an Option that is not designated in the applicable Offer Letter as an Incentive Stock Option and is not intended to qualify for special federal income tax treatment;

Offer Date	18 December 2009;

Offer Letter	the notification, in paper format (letter) and/or in electronic format (e-mail) whereby Anheuser-Busch InBev offers Options to an Eligible Employee;

Offer Period	the period starting on 4 January 2010 and ending on 18 January 2010 (inclusive);

Option	the right to purchase from Anheuser-Busch InBev one existing Share in accordance with these terms and conditions, which has been offered to an Eligible Employee and which has been accepted by the Eligible Employee through the Anheuser-Busch InBev Option Acceptance Process in due time;

Option Exercise Form	the form whereby a Participant notifies Anheuser-Busch InBev or any third party designated by Anheuser-Busch InBev to that effect of his/her decision to exercise all or part of his/her Options in accordance with Section 7.4, to be completed by the Participant in paper format and/or in electronic format on the Website, as the case may be;

Participant	any Eligible Employee who has completed the Option Acceptance Process to Anheuser-Busch InBev in due time in accordance with Section 5, or any Successor to whom Options have been transferred in accordance with these terms and conditions;

Personal Data	each item of information relating to a Participant including (i) his/her identification data (e.g. name, private or professional contact details), (ii) electronic identification data, (iii) personal characteristics (e.g. date of birth, gender, nationality), (iv) employer’s entity, (v) preferred language, (vi) financial data (e.g. details regarding bank account), (vii) details of all rights and other entitlement to Shares awarded, cancelled, purchased, vested, unvested or outstanding;

Plan	the present Anheuser-Busch InBev Stock Option Plan;

Prohibited Period	any period defined as such in the Code of Dealing;

Retirement	any termination of employment (other than a termination resulting from a Dismissal for Serious Cause) of a Participant who has attained the age 60 or completed 20 years of service with Anheuser-Busch InBev and/or its subsidiaries and any Divestiture affecting a Participant who has attained the age 60 or completed 20 years of service with Anheuser-Busch InBev and/or its subsidiaries, it being understood that, for the determination of the years of service completed by a Participant with Anheuser-Busch InBev and/or its subsidiaries, employment with entities subsequently acquired by Anheuser-Busch InBev shall be included;

Share	an ordinary share of Anheuser-Busch InBev (ISIN: BE0003793107);

Successor	the successor of a Participant as determined under the applicable law of succession and/or the persons designated by a Participant, in accordance with the applicable law of succession, to inherit the rights of the Participant under the Plan after the death of the Participant;

Trading Day	any day on which the regulated market of Euronext Brussels and the New York Stock Exchange are open for trading.

Website	the internet website referred to in the Offer Letter (and any successor thereof) through which a Participant can monitor his/her portfolio of Options and exercise his/her Options;

2	Approval of the Plan Documentation

The Plan forms part of an agreement between the Participant and Anheuser-Busch InBev. By completing the Anheuser-Busch InBev Option Acceptance Process in due time, the Participant unconditionally agrees to be bound by these terms and conditions.

3	Persons Eligible for Options

Options under the Plan, including Incentive Stock Options, may be offered to such Eligible Employees as the Committee shall select in its sole discretion.

4	Shares Available for Options

The total number of Shares which may be transferred pursuant to Options granted under the Plan shall not exceed 5 million Shares. Such Shares may be issued Shares held in Anheuser-Busch InBev’s treasury or acquired by Anheuser-Busch InBev for the purposes of the Plan.

5	Acceptance of the Options

5.1	Full or Partial Acceptance

An Eligible Employee to whom Options are offered has the possibility of accepting only part of them. If an Eligible Employee accepts only part of the Options, he/she shall be deemed to have refused the other Options offered to him/her.

5.2	Mode of Acceptance

5.2.1	The Eligible Employee shall confirm to Anheuser-Busch InBev, by means of completing the Options Acceptance Process, whether he/she accepts all or part of the Options offered to him/her by Anheuser-Busch InBev as mentioned in the Offer Letter. The Option Acceptance Process must be completed as set out in the Offer Letter.

5.2.2	Failure to complete the Option Acceptance Process as set out in the Offer Letter will be deemed to constitute a refusal by the Eligible Employee of all Options offered to him/her.

6	Transferability

Except for transfers as a result of death (see Section 8.9 below), Options may not be transferred or encumbered with any security, pledge or other right, or otherwise pass to any third party.

7	Exercise of the Options

7.1	Exercise Price

The Exercise Price of the Options is specified in the Offer Letter and will not be less than 100% (or 110%, in the case of ISOs granted to an individual described in Section 422(b)(6) of the Code (relating to certain 10% owners)) of the Fair Market Value of a Share on the date of grant.

7.2	Exercise Period

Subject to Sections 7.3 and 8, the Options may be exercised only during the Exercise Period. The Options that are not exercised at the latest on the Expiry Date automatically expire and become null and void.

7.3	Exercise Limitations

The Options may not, in any circumstances, be exercised during a Prohibited Period or in breach of any applicable laws prohibiting insider dealing.

7.4	Terms of Exercise

7.4.1	General

(i)	An Option will be deemed exercised upon receipt by Anheuser-Busch InBev, or any other person designated to that effect by Anheuser-Busch InBev, at any time during the Exercise Period (but not later than 2:00 p.m. Brussels time on the Expiry Date), of the following:

(a)	a duly completed Option Exercise Form explicitly mentioning:

(I)	the number of Options being exercised by the Participant; and

(II)	(except in the case of cashless exercise) the Participant’s preference for the delivery of Shares or the delivery of ADSs (in the absence of any indication of preference, the Participant will be deemed to have expressed a preference for the delivery of Shares);

(b)	any other statements and documents that the Chairman of the Board of Directors, the Committee or any other person designated to that effect by the Committee deems necessary or desirable in order to comply with all applicable legal and regulatory provisions.

(ii)	The exercise of the Options will be processed by Anheuser-Busch InBev, or by any other person or entity designated for this purpose by Anheuser-Busch InBev, as soon as administratively and/or legally possible.

7.4.2	Share-Based Regular Exercise

(i)	Full payment of the Exercise Price in Euros (as well as related costs, taxes and duties, if any) must reach Anheuser-Busch InBev at the latest ten (10) Banking Days after the date of exercise, in the manner indicated on the Option Exercise Form and/or the Website. Transfer of ownership of the Shares will occur upon receipt by Anheuser-Busch InBev of the Exercise Price.

(ii)	If the Participant fails to pay the Exercise Price within the time frame provided in Section 7.4.2(i), Anheuser-Busch InBev will, at its sole discretion, be authorized either to cancel the exercise of the Options or to sell the Shares underlying the exercised Options. The proceeds of the sale of the Shares will be applied in the following order: first, payment of all costs, fees and taxes due as a result of the exercise of the Options and the sale of the Shares; second, payment of the Exercise Price to Anheuser-Busch InBev; third, payment of the remaining sale proceeds to the Participant.

7.4.3	ADS-Based Regular Exercise

(i)	Full payment of the Exercise Price in Euros (as well as related costs, taxes and duties, if any) must reach Anheuser-Busch InBev at the latest ten (10) Banking Days after the date of exercise, in the manner indicated on the Option Exercise Form and/or on the Website.

(ii)	Upon receipt of the Exercise Price, Anheuser-Busch InBev will deliver the Shares to the ADSs depositary and instruct it to deliver the corresponding ADSs to the Participant. If, for any reason, the instructions of Anheuser-Busch InBev to the ADSs depositary are rejected and/or the ADSs depositary is unable to deliver ADSs to the Participant, Anheuser-Busch InBev can, at its sole discretion, decide to deliver Shares to the Participant in lieu of ADSs.

(iii)	If the Participant fails to pay the Exercise Price within the time frame provided for in Section 7.4.3(i), Anheuser-Busch InBev will, at its sole discretion, be authorized either to cancel the exercise of the Options or to sell the Shares underlying the Options so exercised. The proceeds of the sale of the Shares will be applied in the following order: first, payment of all costs, fees and taxes due as a result of the exercise of the Options and the sale of the Shares; second, payment of the Exercise Price to Anheuser-Busch InBev; third, payment of the remaining sale proceeds to the Participant.

7.4.4	Cashless Exercise

(i)	Anheuser-Busch InBev may, at its sole discretion, set up a mechanism of cashless exercise whereby a Participant may elect to simultaneously exercise Options and sell the Shares underlying the exercised Options. In that case, the Exercise Price will be paid to Anheuser-Busch InBev from the proceeds of the sale of the Shares, in accordance with Section 7.4.4(iii).

(ii)	By opting for a cashless exercise, the Participant irrevocably:

(a)	instructs Anheuser-Busch InBev to appoint a financial intermediary to sell the Shares underlying the exercised Options on the market; and

(b)	instructs Anheuser-Busch InBev to: (i) deliver, on the Participant’s behalf, the Shares underlying the exercised Options to such financial intermediary for their sale on the market; and (ii) collect from that financial intermediary the proceeds of the sale of those Shares.

(iii)	Following the delivery of the Shares by Anheuser-Busch InBev to the financial intermediary, the obligation of Anheuser-Busch InBev to deliver Shares (or the sale proceeds thereof) to the Participant will be set off against the obligation of the Participant to pay the Exercise Price to Anheuser-Busch InBev. Any amount in excess of the Exercise Price collected by Anheuser-Busch InBev, after payment of all applicable costs, fees and taxes due by the Participant as a result of the cashless exercise will be converted from Euros into US dollars and subsequently transferred (directly or indirectly, through his/her employer) to the Participant promptly after the effective sale of the Shares, without accruing any interest.

8	Situation upon Termination of Service

8.1	Resignation

Upon resignation of a Participant, other than a resignation constituting a Retirement:

8.1.1	all options which, on the date of termination of employment, are not exercisable under Section 7.2 above, automatically expire and become null and void;

8.1.2	all options which, on the date of termination of employment, are exercisable under Section 7.2 above but have not yet been exercised, may only be exercised, in accordance with these terms and conditions, during a 90-day period starting on the date employment has terminated; any option not exercised during that 90-day period will automatically expire and become null and void.

8.2	Dismissal for Serious Cause

8.2.1	Upon Dismissal for Serious Cause of a Participant:

(i)	all Options which, on the date of termination of employment are not exercisable under Section 7.2 above automatically expire and become null and void

(ii)	all Options which, on the date of termination of employment are exercisable under Section 7.2 above but have not yet been exercised, automatically expire and become null and void.

8.2.2	The above rules apply notwithstanding any recourse which might be introduced by a dismissed Participant against such dismissal.

8.3	Dismissal Other than for Serious Cause

8.3.1	Upon dismissal of a Participant other than for serious cause and that does not constitute a Retirement:

(i)	all options which, on the date of termination of employment, are not exercisable under Section 7.2 above, automatically expire and become null and void;

(ii)	all options which, on the date of termination of employment, are exercisable under Section 7.2 above but have not yet been exercised, remain exercisable in accordance with these terms and conditions.

8.3.2	The above rules apply notwithstanding any recourse which might be introduced by a dismissed Participant against such dismissal.

8.4	Retirement

In the case of Retirement of a Participant:

8.4.1	all options which, on the date of Retirement, are not exercisable under Section 7.2 above, remain in full force and effect and subject to the present terms and conditions;

8.4.2	all options which, on the date of Retirement, are exercisable under Section 7.2 above but have not yet been exercised, remain exercisable in accordance with these terms and conditions.

8.5	Divestiture

Upon a Divestiture that does not constitute a Retirement:

8.5.1	all options which, on the date of the Divestiture, are not exercisable under Section 7.2 above, automatically expire and become null and void;

8.5.2	all options which, on the date of the Divestiture, are exercisable under Section 7.2 above but have not yet been exercised, remain exercisable in accordance with these terms and conditions.

8.6	Termination Following Permanent Disability

8.6.1	In the case of termination following permanent disability of a Participant and that does not constitute a Retirement:

(i)	all options which, on the date of permanent disability, are not exercisable under Section 7.2 above, automatically become exercisable in accordance with these terms and conditions;

(ii)	all options which, on the date of permanent disability, are exercisable under Section 7.2 above but have not yet been exercised, remain exercisable in accordance with these terms and conditions.

8.6.2	The notion of permanent disability is to be defined by reference to the law governing the employment in the relevant jurisdiction of the Participant.

8.7	Treatment of ISOs

If Sections 8.3.1(ii), 8.4 or 8.5.2 apply with respect to ISOs, such ISOs shall be treated as NQSOs if they are exercised later than three (3) months after termination of employment. If Section 8.6 applies with respect to ISOs, and the disability is as defined in Section 422(c)(6) of the Code, such ISOs shall be treated as NQSOs if they are exercised later than one (1) year after termination of employment.

8.8	Leave of Absence

8.8.1	A Participant who is, as of the Offer Date on, or following the Offer Date commences, a Leave of Absence shall be deemed to remain employed by Anheuser-Busch InBev and its subsidiaries unless the Leave of Absence extends beyond the second anniversary of the date on which the Leave of Absence commenced, in which event the Participant will be deemed to have resigned with the effect set forth in Section 8.1 above on and as of the Leave of Absence expiration date.

8.8.2	For purposes of ISOs, if a Leave of Absence exceeds three (3) months and Anheuser-Busch InBev is required, either by statute or contract, to reemploy the Participant upon expiration of such leave, Options will continue to be treated as ISOs during such Leave of Absence. If reemployment upon expiration of a Leave of Absence that exceeds three (3) months is not so guaranteed, six (6) months after the first day of such leave any ISOs held by the Participant shall cease to be treated as ISOs and shall be treated for tax purposes as a NQSOs.

8.9	Death

In the case of death of a Participant:

8.9.1	all Options inherited or otherwise acquired as a result of the Participant’s death which are not exercisable under Section 7.2 above, automatically become exercisable in accordance with these terms and conditions until the earlier of (i) the Expiry Date and (ii) three years after the date of death of the Participant; any option not exercised during that period will automatically expire and become null and void.

8.9.2	all Options which, at the date of death of the Participant, are exercisable according to Section 7.2 above remain exercisable by the Successors in accordance with these terms and conditions.

9	Special Rules for Incentive Stock Options

9.1	To the extent that the aggregate Fair Market Value (determined as of the time the option is granted) of the stock with respect to which ISOs granted under the Plan and all other plans of Anheuser-Busch InBev are first exercisable by any Participant during any calendar year shall exceed the maximum limit (currently $100,000) imposed from time to time under Section 422 of the Code, such options shall be treated as NQSOs, taking options into account in the order in which they are granted.

9.2	Notwithstanding Section 3, to the extent required under Section 422 of the Code, an Incentive Stock Option may not be granted under the Plan to an individual who, at the time the Option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of his or her employer corporation or of its parent or subsidiary corporations (as such ownership may be determined for purposes of Section 422(b)(6) of the Code) unless (i) at the time such Incentive Stock Option is granted the Exercise Price is at least 110% of the Fair Market Value of the Shares subject thereto and (ii) the Incentive Stock Option by its terms is not exercisable after the expiration of five (5) years from the date granted.

9.3	To the extent that an ISO fails to meet any of the requirements of Section 422 of the Code, it shall cease to be an ISO but shall, from the date of the failure, continue in effect as a NQSO.

10	Amendment to the Capital Structure and Anti-dilution Measures

10.1	Anheuser-Busch InBev expressly reserves the right to proceed with corporate changes that have an impact on its capital, such as capital increases, including by incorporation of reserves in the capital, capital decreases, issuance of convertible bonds, subscription rights or options, stock splits or reverse stock splits, combinations or reclassifications of the Shares, mergers, (partial) demergers, as well as the right to amend the clauses in the articles of association governing the allocation of profits or liquidation boni.

10.2	In the event that such corporate changes would have an unfavourable effect on the Options, the Exercise Price and/or the number of Options and/or the number of Shares to which the Options give rights will be adjusted for the purpose of safeguarding the interests of the holders of Options, as determined at the sole discretion of the Board of Directors, subject to any required action by the Shareholders’ Meeting of Anheuser-Busch InBev; provided, however, that with respect to ISOs, any such adjustment shall be made in accordance with Section 424 of the Code. The terms of such adjustment will be communicated to the Participants in due time.

10.3	In the event that Anheuser-Busch InBev would be merged into another company, the rights and obligations of Anheuser-Busch InBev under the Plan will automatically be transferred to the absorbing company and the Options will no longer give the Participants the right to purchase Shares but instead the right to purchase shares of the absorbing company, subject to applicable law. The number of shares of the absorbing company to which each Option will give right and the Exercise Price of each Option, will be determined at the sole discretion of the Board of Directors and communicated to the Participants in due time; provided, however, that with respect to ISOs, any such assumption shall be made in accordance with Section 424 of the Code.

11	Nature and characteristics of the Shares and the ADSs

11.1	The Shares

11.1.1	General

The Shares to be purchased upon exercise of the Options are existing ordinary shares of Anheuser-Busch InBev with all rights and benefits generally attached to such Shares. Anheuser-Busch InBev will, at its discretion, deliver Shares in dematerialized (electronic or book-entry) form or in registered form.

11.1.2	Dividends

The Shares acquired upon exercise of Options give right to the dividends paid on such Shares after the date of exercise. No dividends will be paid on the Options.

11.1.3	Transferability

The Shares acquired upon exercise are not subject to any transfer restrictions under the rules of the Plan.

11.2	The ADSs

11.2.1	General

The ADSs delivered to the Participant at his/her request in lieu of Shares (to the extent applicable) are ordinary American Depositary Shares issued under the deposit agreement with The Bank of New York Mellon (or any successor thereof) in the framework of the Anheuser-Busch InBev American Depositary Receipt facility managed by The Bank of New York Mellon (or any successor thereof).

11.2.2	Transferability

The ADSs acquired upon the exercise of Options are not subject to any transfer restrictions under the rules of the Plan.

12	Expenses and Taxes

All costs related to the attribution of the Options and the delivery of the Shares/ADSs will be paid by Anheuser-Busch InBev, except taxes on stock exchange transactions and income and social security taxes on the income received by the Participants in connection with the offering, the ownership or the exercise of the Options and with the acquisition of the Shares/ADSs. All financing costs related to the acquisition of the Shares/ADSs shall be borne by the Participants. The Participants shall ensure that the bank account of Anheuser-Busch InBev is credited with the net Exercise Price amount in Euros. Anheuser-Busch InBev may withhold from any payment or delivery of Shares any income or social security taxes that are required to be withheld under any applicable law, rule or regulation.

13	Administration of the Plan

13.1	Delegation to the Committee

13.1.1	The Board of Directors may delegate part or all powers under the Plan to the Committee. In the case of a delegation of powers, the Committee shall: (i) be responsible for the general administration of the Plan in accordance with the provisions thereof, under the supervision of the Board of Directors; and (ii) be authorised to establish rules for the administration, interpretation and application of the Plan and, if necessary, to interpret, amend and cancel these rules, in compliance with these terms and conditions.

13.1.2	In the case of a delegation of powers, the Board of Directors will retain full authority to exercise all the rights and obligations of the Committee under the Plan at any time whatsoever, or to delegate them to another committee constituted by the Board of Directors.

13.2	(Sub-)delegation to Any Third Party

13.2.1	The Board of Directors and the Committee may (sub-)delegate certain well-specified powers to any third party they deem appropriate.

13.2.2	In the case of a (sub-)delegation of powers, the Board of Directors and the Committee will retain full authority to exercise all the rights and obligations so delegated.

14	Notification Upon Disqualifying Disposition of ISO

If a Participant disposes of Shares acquired upon exercise of an ISO in a “disqualifying disposition” within the meaning of Section 422 of the Code, that is, disposes of them less than:

(i)	two years after the date the ISO is granted to the Participant; or

(ii)	one year from the issue or transfer of Shares to the Participant upon exercise,

or in any other disqualifying disposition within the meaning of Section 422 of the Code, the Participant shall notify Anheuser-Busch InBev of the date and terms of such disposition in writing or via email to compensation@anheuser-busch.com within 15 days thereof.

15	Electronic Register, Electronic Evidence and Consent to Electronic Delivery

15.1	Electronic Options Register

The Options may be recorded in an options register in electronic form, the maintenance of which may be outsourced by Anheuser-Busch InBev to a third party.

15.2	Electronic Evidence

Electronic approvals, instructions, orders, statements and communications between a Participant, Anheuser-Busch InBev, Anheuser-Busch InBev affiliates and any third party to which powers have been sub-delegated by Anheuser-Busch InBev for the administration of the Plan will have the same legal status as written approvals, instructions, orders, statements and communications. The written recording or the written reproduction of electronic approvals, instructions, orders, statements and communications received by Anheuser-Busch InBev, Anheuser-Busch InBev affiliates and any third party to which powers have been sub-delegated by Anheuser-Busch InBev for the administration of the Plan, will constitute conclusive evidence between the Participant, Anheuser-Busch InBev, Anheuser-Busch InBev affiliates and any third party to which powers have been sub-delegated by Anheuser-Busch InBev for the administration of the Plan, unless evidence to the contrary is provided by the Participant.

15.3	Consent to Electronic Delivery

As a condition to receiving the Options, each Participant consents to delivery of all subsequent information relating to the Options by electronic means, including e-mails to the Participant and postings on the Website, Anheuser-Busch InBev’s website or intranet. Such information may include, among others, financial information concerning Anheuser-Busch InBev and other information relevant to a Participant’s decision whether or not to exercise the Options. In order to access such information, Participants will be required to access the Website and/or Anheuser-Busch InBev’s e-mail system, website and/or intranet. By acceptance of the Options, each Participant is deemed to acknowledge that he/she has such access to the Website, the e-mail system of Anheuser-Busch InBev and its website and intranet and ordinarily uses them in the ordinary course of his/her employment. Participants may obtain paper copies of any such information by submitting a request to receive paper copies to his/her People Department.

16	Matrimonial Regime

In the event that the matrimonial regimes of Participants confer ownership or other rights on their spouses with respect to the Options, those Participants undertake that their spouses shall appoint them as their sole representatives for all matters arising in relation to the Options.

17	Death

In the event of a Participant’s death, any Successor acquiring Options shall inform Anheuser-Busch InBev of the Participant’s death as soon as possible and at the latest one month following the date of death.

18	Modification of the Terms and Conditions

The Board of Directors may unilaterally modify at any time the practical and/or accessory modalities of the terms and conditions. It may also unilaterally modify the terms and conditions when such modifications are required to comply with any change in legislation. Shareholder approval/confirmation of any amendment shall be obtained to the extent necessary to comply with Section 422 of the Code (relating to Incentive Stock Options) or any other applicable law, regulation or stock exchange listing requirements.

19	Nature of the Plan

Notwithstanding any provisions to the contrary included in the terms and conditions, the Offer Letter, the Option Acceptance Process or any other document relating to the Plan:

(iii)	the acquisition of Shares/ADSs by the Participant is unrelated to his occupational pension rights or pension claims, so that this acquisition cannot affect these occupational pension rights and claims;

(iv)	the Plan, the Offer Letter and the Option Acceptance Process or any other document relating to the Plan do not confer upon the Participant any right to continued employment for any period of specific duration or interfere with or otherwise restrict in any way the rights of Anheuser-Busch InBev or its subsidiaries to terminate the Participant’s employment according to the applicable regulations in respect of termination thereof; and

(v)	the grant of Options cannot be considered as a right acquired for the future.

20	Privacy and Processing of Personal Data

20.1	The Data Controller is responsible for the collection and processing of Personal Data as is necessary for the setting-up and administration of the Plan and the Options register of Anheuser-Busch InBev in electronic form.

20.2	The Personal Data collected, inter alia, by way of the Option Acceptance Process and the Option Exercise Form will be used exclusively for the purposes of the administration of the Plan and the maintenance of the Options register of Anheuser-Busch InBev in electronic form.

20.3	The Data Controller can transfer the Personal Data to the Data Processor and the employer of the Participant for the above purposes as well as to regulatory authorities for the purpose of complying with legal obligations in connection with the Plan. Such recipients may be located in jurisdictions outside the European Economic Area that may not provide an adequate level of personal data protection.

20.4	The Data Controller and the Data Processor shall abide by the Belgian Law of 8 December 1992 on privacy protection in relation to the processing of personal data, as amended from time to time, and its implementing decrees.

20.5	Through their award acceptance on the Option Acceptance Process, the Participants give their consent to the collection and processing of their Personal Data as described in this Section 20.

20.6	The Participants have the right to access and correct their Personal Data by sending a written and signed request to their local People officer.

21 Effective Date and Term of Plan

Unless sooner terminated by the Board of Directors, the Plan, including the provisions respecting the grant of Options, shall terminate on the Expiry Date. All Options made under the Plan prior to its termination shall remain in effect until such Options have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Offer Letter.

22 Severability

If any provision in this document is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, that provision will be deemed not to form part of this document, and the legality, validity or enforceability of the remainder of this document will not be affected.

23 Applicable Law

The Options, the Shares and these terms and conditions are governed by Belgian law. Any dispute relating thereto is to be submitted to the exclusive jurisdiction of the competent Belgian courts.

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